SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              (Amendment No. 1)


                 Under the Securities Exchange Act of 1934


                                Livent Inc.
                              (Name of Issuer)


                               Common Shares
                       (Title of Class of Securities)


                                 537902108
                   (CUSIP Number of Class of Securities)


                           Eric L. Cochran, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)



                               June 12, 1998
                       (Date of Event which Requires
                         Filing of this Statement)

           If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the
           subject of this Statement because of Rule 13d-1(b)(3) or
           (4), check the following:                ( )

           Check the following box if a fee is being paid with this
           Statement:                               ( )


                                SCHEDULE 13D

     CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Lynx Ventures L.P.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           BK
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       5,970,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           5,970,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,970,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           24.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           PN
      _________________________________________________________________



                                SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Lynx Ventures L.L.C.
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       5,970,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           5,970,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,970,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           24.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           00
      _________________________________________________________________


                                SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1) NAMES OF REPORTING PERSONS - The Ovitz Family Limited Partnership S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 95-4547742

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

       __________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      990,000 (see Item 5)
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       0
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        990,000 (see Item 5)
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           0
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           4.2%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           PN
      _________________________________________________________________


                                  SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - The Michael and Judy Ovitz Revocable
                                        Trust
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           - 04-3159375

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      ______________________________________________________________________

                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       990,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           990,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 990,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           4.2%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           00
      _________________________________________________________________



                                  SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Michael S. Ovitz
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
           N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
      ___________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF
             SHARES                        0
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       6,960,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON
              WITH                         0
                                     (10)  SHARED DISPOSITIVE POWER
                                           6,960,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,960,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           27.8%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

           IN



                                  SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS - Roy L. Furman
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________

      (4)  SOURCE OF FUNDS
           PF, BK
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      _________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       1,535,000 (see Item 5)
              EACH
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH
                                     (10)  SHARED DISPOSITIVE POWER
                                           1,535,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,535,000 (see Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           6.5%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON
           IN
      _________________________________________________________________



                              SCHEDULE 13D

      CUSIP No. 537902108
      _________________________________________________________________
      (1)  NAME OF REPORTING PERSON - David R. Maisel
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  ( )
                                                            (b)  (x)
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS
                N/A
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      0
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       400,000 (see Item 5)
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        0
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           400,000 (see Item 5)
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000 (See Item 5)
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES                                      ( )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             1.7%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON

                IN
      _________________________________________________________________



                          Amendment No. 1 to Schedule 13D


           This Amendment No. 1 hereby amends and supplements the Statement on Schedule 13D, relating to the common shares, without par value (the "Shares") of Livent Inc., an Ontario corporation (the "Company"), as previously filed by the Reporting Persons, consisting of Lynx Ventures L.P., Lynx Ventures L.L.C., The Ovitz Family Limited Partnership, the Michael and Judy Ovitz Revocable Trust, Michael S. Ovitz, Roy L. Furman and David R. Maisel. Capitalized terms used herein without definition have the meaning ascribed to such terms in the Schedule 13D.

 Item 4.  Purpose of Transaction.

           Item 4 is hereby amended to include the following:

           On June 23, 1998, the Company, Lynx LP and Southam Inc., a Canadian corporation ("Southam"), entered into an agreement (the "Southam Investment Agreement") (filed hereto and made a part hereof as Exhibit 20) pursuant to which the Company agreed to sell and Southam agreed to purchase 1,526,000 Shares at US$8.00 per Share, for aggregate consideration of US$12,208,000, subject to satisfaction of certain conditions including approval of the listing of the purchased Shares on the Toronto Stock Exchange. Conrad M. Black, a member of the Board, is the Chairman of the Board of Directors and Chief Executive Officer of Southam. The transactions contemplated by the Southam Investment Agreement were consummated on June 26, 1998. Under the Southam Investment Agreement, Lynx LP agreed to vote its Shares held and Shares thereafter acquired from Company securities held as of the date thereof and to exercise its influence in respect of the Company in an effort to ensure that Southam's nominee for the Board be elected a member of the Board. Southam agreed not to exercise its voting rights with respect to its purchased Shares so as to oppose the election of Lynx LP nominees for the Board and not to otherwise exercise its influence in respect of the Company against such Lynx LP nominees. Also pursuant to the Southam Investment Agreement, Southam became a party to the Shareholders Agreement for the purpose of obtaining tag-along rights under the Shareholders Agreement and obtained piggy-back registration rights, and Lynx LP obtained a right of first refusal on Southam's purchased Shares in the event of a proposed transfer of purchased Shares other than to permitted transferees, who shall agree to be bound by the Southam Investment Agreement. A "Permitted Transferee" under the Southam Investment Agreement means a corporation or other entity of which the controlling shareholder is, directly or indirectly, Conrad M. Black.

 Item 5.  Interest in Securities of the Issuer.

           Item 5 is hereby amended and restated to read in its entirety as follows:

 (a) and (b)

           By virtue of the Shareholders Agreement and the THL Agreement, Lynx LP, Furman, Maisel, Drabinsky, Gottlieb and the THL Entities may be deemed to share voting and dispositive power with respect to 13,976,885 (50.2%) of the 22,562,610 outstanding Shares of the Company as of July 14, 1998 (the "Outstanding Shares") (assuming the full exercise of the Warrants, Executive Options, Furman and Maisel Options, options held by Drabinsky and Gottlieb and convertible debt securities held by the THL Entities, subject to their complete terms). Lynx LP, Furman and Maisel expressly disclaim the existence of such shared power.

           By virtue of the Shareholders Agreement and the THL Agreement, Lynx LP, Furman, Maisel, Drabinsky, Gottlieb and the THL Entities may constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As members of a group, Lynx LP, Furman and Maisel may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Lynx LP, Furman and Maisel expressly disclaim beneficial ownership of such Shares held by any other members of such group.

           By virtue of the Shareholders Agreement, Lynx LP, Furman, Maisel, Drabinsky and Gottlieb may be deemed to share voting and dispositive power with respect to 11,313,250 (42.4%) of the Outstanding Shares (assuming the full exercise of the Warrants, Executive Options, Furman and Maisel Options and options held by Drabinsky and Gottlieb, subject to their complete terms). Lynx LP, Furman and Maisel expressly disclaim the existence of such shared power.

           By virtue of the Shareholders Agreement, Lynx LP, Furman, Maisel, Drabinsky and Gottlieb may constitute a "group" within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As members of a group, Lynx LP, Furman and Maisel may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Lynx LP, Furman and Maisel expressly disclaim beneficial ownership of such Shares held by any other members of such group.

           By virtue of the Voting Agreement and the Voting Trust Agreement, Lynx LP, Furman, Maisel, Drabinsky and Gottlieb may be deemed to share voting power with respect to 11,313,250 (42.4%) of the Outstanding Shares (assuming full exercise of the Warrants, Executive Options, Furman and Maisel Options and options held by Drabinsky and Gottlieb subject to their complete terms). Lynx LP, Furman and Maisel expressly disclaim the existence of such shared power.

           By virtue of the Voting Agreement and the Voting Trust Agreement, Lynx LP, Furman, Maisel, Drabinsky and Gottlieb may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As members of a group, Lynx LP, Furman and Maisel may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Lynx LP, Furman and Maisel expressly disclaim beneficial ownership of such Shares held by any other members of such group.

           By virtue of the Assignment and Assumption and the Management Voting Trust Agreement, Lynx LP and the Additional Management Shareholders may be deemed to share voting and dispositive power with respect to 6,126,418 (25.5%) of the Outstanding Shares (assuming full exercise of the Lynx Warrants and Executive Options subject to their complete terms). Lynx LP expressly disclaims the existence of such shared power.

           By virtue of the Assignment and Assumption and the Management Voting Trust Agreement, Lynx LP and the Additional Management Shareholders may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, Lynx LP may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Lynx LP expressly disclaims beneficial ownership of such Shares held by the Additional Management Shareholders.

           By virtue of the THL Agreement, Lynx LP and the THL Entities may be deemed to share voting power with respect to 8,633,635 (34.3%) of the Outstanding Shares (assuming full exercise of the Lynx Warrants, Executive Options and convertible debt securities held by the THL Entities, subject to their complete terms). Lynx LP expressly disclaims the existence of such shared power.

           By virtue of the THL Agreement, Lynx LP and the THL Entities may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, Lynx LP may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Lynx LP expressly disclaims beneficial ownership of such Shares held by any other members of such group.

           By virtue of the Southam Investment Agreement, Lynx LP and Southam may be deemed to share voting power with respect to 7,496,000 (31.2%) of the Outstanding Shares (assuming the full exercise of the Lynx Warrants and Executive Options, subject to their complete terms). Lynx LP expressly disclaims the existence of such shared power.

          By virtue of the Southam Investment Agreement, Lynx LP and Southam may constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act, with beneficial ownership of 7,496,000 (31.2%) of the Outstanding Shares (assuming the full exercise of the Lynx Warrants and Executive Options, subject to their complete terms). As a member of a group, Lynx LP may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Lynx LP expressly disclaims beneficial ownership of any such Shares held by Southam.

           The Reporting Persons may together constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole (collectively, the "Investor Shares"). Each of the Reporting Persons expressly disclaims beneficial ownership of those Investor Shares held by any other members of such group.

           Lynx LP has obtained direct beneficial ownership of 2,500,000 Shares pursuant to the Lynx Investment Agreement, representing approximately 11.1% of the Outstanding Shares. Subject to the terms thereof, Lynx LP has also obtained indirect beneficial ownership of 1,470,000 Shares pursuant to the Lynx Warrant Agreement and 2,000,000 Shares pursuant to the Executive Option Agreement. Assuming Lynx LP's full exercise of the Lynx Warrants subject to their complete terms and full exercise of the Executive Options subject to their complete terms, Lynx LP has obtained beneficial ownership of approximately 24.8% of the Outstanding Shares. Subject to the Agreements, Lynx LP has shared voting and shared dispositive power with respect to such Shares.

           Lynx LLC, as general partner of Lynx LP, may be deemed to share voting and dispositive power with respect to 5,970,000 Shares beneficially owned by Lynx LP, which represents approximately 24.8% of the Outstanding Shares. The filing of this Schedule 13D by Lynx LLC shall not be construed as an admission that Lynx LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by Lynx LP.

           Subject to the terms and conditions of the OFLP Option Agreement, OFLP has obtained indirect beneficial ownership of 990,000 Shares.
 Assuming OFLP's full exercise of the OFLP Options subject to their complete terms, OFLP has gained indirect beneficial ownership of approximately 4.2% of the Outstanding Shares. Subject to the Agreements, OFLP has sole voting and dispositive power with respect to such Shares.

           The Ovitz Trust, as general partner of OFLP, may be deemed to share voting and dispositive power with respect to 990,000 Shares beneficially owned by OFLP. The filing of this Schedule 13D shall not be construed as an admission that the Ovitz Trust is, for the purpose of
 Section 13(d) of the Exchange Act, the beneficial owner of Shares beneficially owned by OFLP.

           Ovitz, as Managing Member of Lynx LLC and trustee of the Ovitz Trust, may be deemed to share voting and dispositive power with respect to 5,970,000 Shares beneficially owned by Lynx LP and 990,000 Shares beneficially owned by OFLP, representing approximately 27.8% of the Outstanding Shares (assuming the full exercise of the Lynx Warrants, Executive Options and OFLP Options, subject to their complete terms).
 The filing of this Schedule 13D by Ovitz shall not be construed as an admission that Ovitz is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of Shares held by Lynx LP or OFLP.

           Furman has obtained direct beneficial ownership of 250,000 Shares pursuant to the Furman Investment Agreement and 100,000 Shares which were held previously representing approximately 1.6% of the Outstanding Shares. Furman has also obtained indirect beneficial ownership of 160,000 Shares pursuant to the Furman Warrant Agreement and 1,025,000 Shares pursuant to the Furman Option Agreement. Assuming Furman's full exercise of the Furman Warrants subject to their complete terms and full exercise of the Furman Options subject to their complete terms, Furman has obtained beneficial ownership of approximately 6.5% of the Outstanding Shares. Subject to the Agreements, Furman has shared voting and dispositive power with respect to such Shares.

           Assuming Maisel's full exercise of the Maisel Options subject to their complete terms, Maisel has obtained indirect beneficial ownership of 400,000 Shares pursuant to the Maisel Option Agreement, representing approximately 1.7% of the Outstanding Shares. Subject to the Agreements, Maisel has shared voting and dispositive power with respect to such Shares.

           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Agreements.

 (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

 (d) No person other than the Reporting Persons, the limited partners of OFLP and OFLP as limited partner of Lynx LP, or Judy L. Ovitz as trustee or the beneficiaries of the Ovitz Trust is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares owned by such Reporting Person.

 (e)       Not applicable.

 Item 7.  Material to be Filed as Exhibits.

           Item 7 is hereby amended to include the following:

 Exhibit 20: Investment Agreement, dated as of June 23, 1998, as amended, among the Company, Lynx LP and Southam.



                                 SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

           IN WITNESS WHEREOF, each of the undersigned has executed this instrument as of the 3rd day of August, 1998.

                        LYNX VENTURES L.P.,
                        LYNX VENTURES L.L.C.,
                        THE OVITZ FAMILY LIMITED PARTNERSHIP,
                        THE MICHAEL AND JUDY OVITZ REVOCABLE TRUST,
                        MICHAEL S. OVITZ,
                        ROY L. FURMAN
                        pursuant to powers of attorney
                        executed in favor of and granted
                        and delivered to David R. Maisel, and
                        DAVID R. MAISEL

                        By: David R. Maisel, on his own behalf and as attorney-in-fact for Lynx Ventures L.P., Lynx Ventures L.L.C., The Ovitz Family Limited Partnership, The Michael and Judy Ovitz Revocable Trust, Michael S. Ovitz and Roy L. Furman


                        By:  /s/ David R. Maisel
                             Name:  David R. Maisel